Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2019
1.     HIGHLIGHTS
RESTATEMENT OF COMPARATIVES
Effective April 1, 2018 we implemented IFRS 15, Revenue from contracts with customers. Comparative figures provided for each quarter of the year ended March 31, 2018 have been restated to reflect the adoption of this accounting standard. The adjustments to our consolidated statements of financial position and income statement as a result of the adoption of IFRS 15 are discussed further in Changes in accounting policies.

FINANCIAL1
FOURTH QUARTER OF FISCAL 2019

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q4-2019	Q4-2018	Variance $	Variance %
Income Statement
Revenue		$1,022.0	$720.9	$301.1	42%
Segment operating income (SOI)[1]		$170.4	$117.5	$52.9	45%
SOI before specific items[1]		$177.2	$117.5	$59.7	51%
Net income attributable to equity holders of the Company		$122.3	$82.3	$40.0	49%
Basic and diluted earnings per share (EPS)		$0.46	$0.31	$0.15	48%
EPS before specific items[1]		$0.48	$0.31	$0.17	55%
Cash Flows
Free cash flow[1]		$116.8	$117.3	$(0.5)	—%
Net cash provided by operating activities		$166.3	$137.8	$28.5	21%
Financial Position
Capital employed[1]		$4,292.2	$2,946.9	$1,345.3	46%
Non-cash working capital[1]		$41.4	$89.9	$(48.5)	(54%)
Net debt[1]		$1,882.2	$649.4	$1,232.8	190%
Return on capital employed (ROCE)[1]	%	11.9%	14.7
ROCE before specific items	%	12.9%	12.7
Backlog
Total backlog[1]		$9,494.9	$8,068.3	$1,426.6	18%
Order intake[1]		$1,414.4	$1,014.1	$400.3	39%
Book-to-sales ratio[1]		1.38	1.41
Book-to-sales ratio for the last 12 months		1.20

FISCAL 2019

(amounts in millions, except per share amounts)		FY2019	FY2018	Variance $	Variance %
Income Statement
Revenue		$3,304.1	$2,823.5	$480.6	17%
Segment operating income		$480.6	$462.8	$17.8	4%
SOI before specific items		$487.4	$444.5	$42.9	10%
Net income attributable to equity holders of the Company		$330.0	$346.0	$(16.0)	(5%)
Basic earnings per share		$1.24	$1.29	$(0.05)	(4%)
Diluted earnings per share		$1.23	$1.28	$(0.05)	(4%)
EPS before the specific items		$1.25	$1.11	$0.14	13%
Cash Flows
Free cash flow		$323.8	$288.9	$34.9	12%
Net cash provided by operating activities		$530.4	$403.3	$127.1	32%

Specific items for fiscal 2019 include the costs arising from the acquisition and integration of Bombardier's BAT Business.
Specific items for fiscal 2018 include the net gains on disposal of our equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC) and the remeasurement of the previously held Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) investment upon acquisition and the impacts of the enactment of the U.S. tax reform.
1 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2019 I 1

Management’s Discussion and Analysis

BUSINESS COMBINATIONS

–
On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE), a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service;

–
On January 30, 2019, we acquired Avianca’s 50% participation in the recently formed training joint venture Avianca-CAE Flight Training (ACFT), including Avianca’s training assets, as part of an exclusive 15-year training outsourcing agreement;

–
On March 7, 2019, we acquired the shares of Logitude Oy, a designer and developer of software solutions related to flight and cabin crew training management and training records management, including evidence-based training programs;

–	On March 13, 2019, we acquired Bombardier’s Business Aircraft Training (BAT) Business to expand our position in business aviation training;

–
On March 27, 2019, we acquired the remaining 50% equity interest in the CAE Flight Training (India) Private Limited (CFTPL) joint venture and acquired an additional 25% equity interest in the CAE Simulation Training Private Limited (CSTPL) Indian joint venture.

OTHER

–	During the first quarter, we formed SkyAlyne Canada Inc., a joint venture with KF Aerospace, that will focus on developing world-class military pilot and aircrew training in Canada;

–
During the second quarter, we renewed our collective bargaining agreement for the employee group in Montreal, Canada. Since then, we have begun our investment in production equipment, which will be operational in calendar 2019, and the collective bargaining agreement effective on June 20, 2018 was extended for one year, for a total period of five years, until June 19, 2023;

–
During the second quarter, we announced a plan to invest $1 billion in research and development (R&D) innovation over the next five years, including Project Digital Intelligence (PDI). The goal of PDI is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Québec have agreed to participate in PDI through partially repayable investments of $150.0 million and $47.5 million, respectively;

–
During the third quarter, we agreed to monetize our future royalty obligations under an Authorized Training Provider (ATP) agreement with Bombardier and extend this agreement to 2038. In December 2018, we concluded the monetization transaction which resulted in a cash outlay of $202.7 million;

–
During the third quarter, we entered into an agreement to issue a series of unsecured senior notes of US$550.0 million through a private placement to fund the acquisition of Bombardier's BAT Business and to refinance other existing obligations. We also entered into term loans in an aggregate amount of US$150.0 million;

–
In February 2019, we announced the renewal of our normal course issuer bid (NCIB) to purchase, for cancellation, up to 5,300,613 of our issued and outstanding common shares over a one-year period ending February 24, 2020;

–	In March 2019, we executed the refinancing of unsecured senior notes due in August 2021 extending their maturity to March 2033 and increasing their principal amount by US$50.0 million.

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2019 mean the fiscal year ending March 31, 2019;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2018;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of May 17, 2019 and includes our management’s discussion and analysis (MD&A) for the year and the three‑month period ended March 31, 2019 and the consolidated financial statements and notes for the year ended March 31, 2019. We have prepared it to help you understand our business, performance and financial condition for fiscal 2019. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. All quarterly information disclosed in the MD&A is based on unaudited figures.

2 I CAE Financial Report 2019

Management’s Discussion and Analysis

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the financial report for the year ended March 31, 2019. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, risks relating to CAE such as evolving standards and technologies, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third‑party providers, and risks relating to the market such as foreign exchange, availability of capital and credit risk, pension plan funding, doing business in foreign countries including political instability anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE Financial Report 2019 I 3

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission
Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.
3.3       Our vision
Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.
3.4       Our strategy
We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six pillars of strength
We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–	High degree of recurring business;

–	Strong competitive moat;

–	Headroom in large markets;

–	Underlying secular tailwinds;

–	Potential for superior returns;

–	Culture of innovation.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Approximately 60% of our business is derived from the provision of services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Strong competitive moat
Our global training network, unique end-to-end cadet to captain training solutions, digitally-enabled training systems, training systems integrator expertise, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Underlying secular tailwinds
The civil aviation and defence sectors are enjoying strong tailwinds. Air passenger traffic and defence budgets are expected to continue to increase globally over the next 10 years.

Potential for superior returns
In each of our businesses, we anticipate growing at a rate superior to our underlying markets. Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns.

4 I CAE Financial Report 2019

Management’s Discussion and Analysis

Culture of innovation
We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital technologies, which are shaping the future of training.
3.5       Our operations
We provide integrated training solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 286 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airlines and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Growing active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.

Pilot training and certification regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization, European Aviation Safety Agency (EASA), and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

CAE Financial Report 2019 I 5

Management’s Discussion and Analysis

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term global growth in air travel
The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.6% annually over the next decade. For calendar 2018, passenger traffic increased by 6.5% compared to calendar 2017. For the first three months of calendar 2019, passenger traffic increased by 4.8% compared to the first three months of calendar 2018. Passenger traffic in Europe grew by 6.4%, while Asia Pacific, Latin America and North America increased by 5.4%, 5.3% and 4.7% respectively.

In business aviation, training demand is closely aligned to business jet travel and supporting the in-service fleet. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up moderately with 0.3% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe remained stable.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment.

Growing active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet.

The global active commercial aircraft fleet is widely expected to continue to grow at an approximate average rate of 3.5% annually over the next two decades because of increasing emerging markets, low-cost carrier demand and fleet replacement in established markets. From March 2018 to March 2019, the global commercial aircraft fleet increased by 4.9%, growing by 7.7% in Asia Pacific, 4.5% in Europe, the Middle East and Africa (EMEA) and 3.1% in the Americas.

Major business jet OEMs continue to introduce new aircraft models. Bombardier recently started delivery of the Global 7500, and will begin deliveries of the Global 5500 and Global 6500 by the end of 2019. Other OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Cessna’s Citation Longitude, Dassault's Falcon 6X and Gulfstream’s 600.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, 550XR and 600XR Series Flight Training Devices (FTD) and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators.

Demand for trained aviation professionals
We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

6 I CAE Financial Report 2019

Management’s Discussion and Analysis

Last October, we released our 2018 Airline and Business Jet Pilot Demand Outlook, an update to our previous year’s report, which now also provides a business jet pilot demand forecast. The update to the pilot demand outlook identifies a global requirement for 270,000 new pilots over the next 10 years to sustain and grow the commercial air transport industry. The report also identifies a global requirement for 50,000 new business jet pilots by 2028. Of this amount, 10,000 new business jet pilots will be required to sustain growth and 40,000 new business jet pilots will be needed to support retirements. These figures mean that over 50% of the pilots who will fly the world’s commercial and business aircraft in 10 years have not yet started to train. To support this growth in demand, the aviation industry will require innovative solutions to match the learning requirements of a new generation of trained aviation professionals, leading to an increase in demand for simulation-based training services and products.

DEFENCE AND SECURITY MARKET
We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management. In fiscal 2019, we acquired and integrated AOCE with CAE USA Mission Solutions Inc., a subsidiary of CAE USA Inc. eligible to pursue and execute higher-level security programs.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in an integrated live and synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, virtual training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 100 sites around the world, including our joint venture operations. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers
Demand for training solutions in the defence and security markets is driven by the following:

–	Growing defence budgets;

–	Installed base of enduring defence platforms and new customers;

–	Attractiveness of outsourcing training and maintenance services;

–	Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

–	Explicit desire of governments and defence forces to increase the use of synthetic training;

–	Relationships with OEMs for simulation and training.

Growing defence budgets
In August 2018, the U.S. Congress approved the fiscal 2019 National Defense Authorization Act (NDAA) that was signed into law. The NDAA authorized a U.S. Department of Defense budget for fiscal 2019 of US$717 billion and the U.S. budget request for fiscal 2020 continues the growth in spending on U.S. national security. In addition, the majority of the 29 members of NATO have now put plans in place to increase defence spending to two percent of their Gross Domestic Product. Canada expects to grow annual defence spending from approximately $19 billion to $33 billion by 2027. NATO and allied nations continue to confront the immediate challenges posed by the war on terrorism and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S. and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Training is fundamental for defence forces to achieve and maintain mission readiness and growth in defence spending is expected to result in corresponding opportunities for training systems and solutions.

CAE Financial Report 2019 I 7

Management’s Discussion and Analysis

Installed base of enduring defence platforms and new customers
CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets are required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Given our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and C-130H Aircrew Training System, and our experience on key enduring platforms, we are well-positioned for recurring product upgrades or updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R, NH90 and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience.

Attractiveness of outsourcing training and maintenance services
Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs and increase readiness, while allowing active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with our strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and for training support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Pilot and aircrew recruitment, training and retention challenges faced by militaries globally
The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing demand, as expressed in CAE’s Airline and Business Jet Pilot Demand Outlook. This demand from the civil and business aviation sector has a direct impact on the recruitment, training and retention of military pilots. The USAF alone estimates it has a shortfall of approximately 2,000 pilots, which represents 10% of the entire force. The challenge has led to militaries looking at numerous initiatives designed to address the pilot shortage, including in training. Militaries are considering further outsourcing as well as adopting new technologies that help make pilot training more streamlined and efficient. The military pilot and aircrew shortage and related training challenges will create opportunities for CAE’s products, services and solutions.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness
Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for industry partners to help design and manage a total training system. Our approach has positioned us globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. As a training systems integrator, we address the overall iLVC domain to deliver comprehensive training, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training
There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia and Canada and others all have plans and strategies to leverage iLVC domains within a networked common synthetic environment. We are strong proponents of open, standard simulation architectures, such as the Open Geospatial Consortium Common Database, to better enable integrated and networked mission training. In May 2018, we were contracted by a Gulf Cooperation Council (GCC) country to develop a Joint Multinational Simulation Centre (JMSC) that will be used by commanders and operators from the Army, Air Force, Navy and Staff Colleges to conduct military training across all level of operations.

Explicit desire of governments and defence forces to increase the use of synthetic training
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. In fiscal 2019, we introduced new products that support the ability for defence forces to increase their use of synthetic training. The CAE 700MR flight training device provides a realistic and immersive helicopter mission training environment and is being acquired by the New Zealand Defence Force as part of a comprehensive NH90 training solution. The CAE Medallion MR e-Series visual system offers a fully-integrated solution for fighter and fast-jet training.

8 I CAE Financial Report 2019

Management’s Discussion and Analysis

Relationships with OEMs for simulation and training
We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for us. Other examples of our relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which was selected by the Canadian government for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which is being acquired by several branches of the USAF as well international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

HEALTHCARE MARKET
We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as healthcare providers worldwide.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical simulation products and services, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions, and courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. In the last two years, we have invested in the development of new mid-fidelity products to address growing demand in the healthcare simulation market. Since then, we have launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin which was designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. Since September 2017, in collaboration with the American Society of Anesthesiologists (ASA), we have released the first three modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced that in collaboration with the AHA, we will establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical and mixed reality technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

CAE Financial Report 2019 I 9

Management’s Discussion and Analysis

Limited access to live patients during training
Traditionally, medical education has been an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures, rare complications and critical decision‑making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs and published national simulation guidelines that are still in use today. Among the findings, nursing students who spent up to 50 percent of clinical hours in high‑quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Medical and mixed reality technology revolution
Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market with the release of the CAE VimedixAR ultrasound simulator. In January 2018, we launched a new mixed reality application, LucinaAR, the world's first childbirth simulator that integrates modeled physiology and augmented reality.

Broader adoption of simulation, with a demand for innovative and custom training approaches
The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately US$1.1 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals and the World Health Organization reported in 2018 that there is a 1 in 300 chance of being harmed during health care. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services (value-based care), including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

10 I CAE Financial Report 2019

Management’s Discussion and Analysis

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2019	2018	(decrease)
U.S. dollar (US$ or USD)	1.34	1.29	4%
Euro (€ or EUR)	1.50	1.59	(6%)
British pound (£ or GBP)	1.74	1.81	(4%)

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase /
	2019	2018	(decrease)
U.S. dollar (US$ or USD)	1.31	1.28	2%
Euro (€ or EUR)	1.52	1.50	1%
British pound (£ or GBP)	1.72	1.70	1%

For fiscal 2019, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $35.5 million and an increase in net income of $3.8 million, when compared to fiscal 2018. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty.

Sensitivity analysis
We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

–	Foreign currency revenues and expenses in Canada for our manufacturing activities – we hedge a portion of these exposures;

–	Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First, we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next, we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the expected impact of this change on our annual revenue and operating profit, after taxes, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$17.5	$4.1	$(3.3)	$0.8
Euro (€ or EUR)		4.7	0.3	(0.3)	—
British pound (£ or GBP)		1.4	0.1	(0.1)	—

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

CAE Financial Report 2019 I 11

Management’s Discussion and Analysis

3.7       Non-GAAP and other financial measures
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Earnings per share (EPS) before specific items
Earnings per share before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

12 I CAE Financial Report 2019

Management’s Discussion and Analysis

Operating profit
Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.
Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Remaining performance obligations
Remaining performance obligations is a GAAP measure, introduced by IFRS 15, which represents the cumulative balance of unsatisfied promises to transfer a distinct good or service to customers as part of a legally binding commercial agreement. This measure is similar to our definition of backlog, however excludes joint venture balances, options and estimated contract values:

–
Estimated contract values represent estimated future revenue from customers under exclusive short-term and long-term training contracts when we expect the revenue to be generated, based on regulated customer training requirements but for which no training sessions have yet been booked.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.
Segment operating income (SOI)
Segment operating income is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.
Simulator equivalent unit (SEU)
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

CAE Financial Report 2019 I 13

Management’s Discussion and Analysis

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2019

(amounts in millions, except per share amounts)		Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue		$1,022.0	816.3	743.8	722.0	720.9
Cost of sales		$734.0	583.0	542.3	503.3	483.9
Gross profit[2]		$288.0	233.3	201.5	218.7	237.0
As a % of revenue	%	28.2	28.6	27.1	30.3	32.9
Research and development expenses[2]		$9.9	31.1	29.1	31.3	22.8
Selling, general and administrative expenses		$123.2	101.4	87.9	102.7	112.3
Other gains – net		$(5.2)	(2.5)	(9.4)	(5.2)	(4.3)
After tax share in profit of equity accounted investees		$(10.3)	(9.7)	(4.8)	(8.6)	(11.3)
Operating profit[2]		$170.4	113.0	98.7	98.5	117.5
As a % of revenue	%	16.7	13.8	13.3	13.6	16.3
Finance expense – net		$25.7	19.3	19.9	16.0	24.2
Earnings before income taxes		$144.7	93.7	78.8	82.5	93.3
Income tax expense		$19.3	14.2	15.2	10.9	7.7
As a % of earnings before income taxes
(income tax rate)%		13	15	19	13	8
Net income		$125.4	79.5	63.6	71.6	85.6
Attributable to:
Equity holders of the Company		$122.3	77.6	60.7	69.4	82.3
Non-controlling interests		$3.1	1.9	2.9	2.2	3.3
		$125.4	79.5	63.6	71.6	85.6
EPS attributable to equity holders of the Company
Basic		$0.46	0.29	0.23	0.26	0.31
Diluted		$0.46	0.29	0.23	0.26	0.31
EPS before specific items[2]		$0.48	0.29	0.23	0.26	0.31

Revenue was 42% higher compared to the fourth quarter of fiscal 2018
Revenue was $301.1 million higher than the fourth quarter of fiscal 2018. Increases in revenue were $198.1 million, $97.4 million and $5.6 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.
Segment operating income2 was $52.9 million higher compared to the fourth quarter of fiscal 2018
Segment operating income was $170.4 million this quarter, or 16.7% of revenue, compared to $117.5 million, or 16.3% of revenue, in the fourth quarter of fiscal 2018.

Segment operating income was $52.9 million or 45% higher over the fourth quarter of fiscal 2018. Increases in segment operating income were $41.0 million and $14.4 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $2.5 million in Healthcare.
Segment operating income before specific items was $177.2 million this quarter, or 17.3% of revenue. There were no specific items in the fourth quarter of fiscal 2018. Excluding the costs arising from the acquisition and integration of Bombardier's BAT Business, segment operating income before specific items was $59.7 million or 51% higher over the fourth quarter of fiscal 2018.

You will find more details in Results by segment.
2 Non-GAAP and other financial measures (see Section 3.7).

14 I CAE Financial Report 2019

Management’s Discussion and Analysis

Net finance expense was $1.5 million higher than the fourth quarter of fiscal 2018
The increase compared to the fourth quarter of fiscal 2018 was mainly due to higher interest on long-term debt, partially offset by lower other finance expenses.

Income tax rate was 13% this quarter
Income taxes this quarter were $19.3 million, representing an effective tax rate of 13%, compared to 8% for the fourth quarter of fiscal 2018.

The increase in the tax rate from the fourth quarter of fiscal year 2018 was mainly due to the net benefit from the change in the mix of income from various jurisdictions due to the recognition of deferred tax assets not previously recognized in Europe last year and this year. Deferred tax assets not previously recognized in Canada this quarter, from the acquisition of Bombardier's BAT Business, were offset by the negative impact of tax audits in Canada. Excluding the effect of the net deferred tax assets and the tax audits in Canada, the income tax rate would have been 20% this quarter.

4.2       Results from operations – fiscal 2019

(amounts in millions, except per share amounts)		FY2019	FY2018
Revenue		$3,304.1	2,823.5
Cost of sales		$2,362.6	1,945.6
Gross profit		$941.5	877.9
As a % of revenue	%	28.5	31.1
Research and development expenses		$101.4	114.9
Selling, general and administrative expenses		$415.2	380.8
Other gains – net		$(22.3)	(37.4)
After tax share in profit of equity accounted investees		$(33.4)	(43.2)
Operating profit		$480.6	462.8
As a % of revenue	%	14.5	16.4
Finance expense – net		$80.9	77.2
Earnings before income taxes		$399.7	385.6
Income tax expense		$59.6	30.9
As a % of earnings before income taxes (income tax rate)%		15	8
Net income		$340.1	354.7
Attributable to:
Equity holders of the Company		$330.0	346.0
Non-controlling interests		$10.1	8.7
		$340.1	354.7
EPS attributable to equity holders of the Company
Basic		$1.24	1.29
Diluted		$1.23	1.28
EPS before specific items		$1.25	1.11

Revenue was $480.6 million or 17% higher than last year
Increases in revenue were $250.5 million, $223.7 million and $6.4 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.
You will find more details in Results by segment.

Gross profit was $63.6 million higher than last year
Gross profit was $941.5 million this year, or 28.5% of revenue compared to $877.9 million, or 31.1% of revenue last year. As a percentage of revenue, gross profit was lower when compared to last year.

CAE Financial Report 2019 I 15

Management’s Discussion and Analysis

Segment operating income was $17.8 million higher than last year
Segment operating income for the year was $480.6 million, or 14.5% of revenue, compared to $462.8 million, or 16.4% of revenue, last year.

Segment operating income was $17.8 million or 4% higher compared to last year. Increases in segment operating income were $14.2 million and $7.6 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $4.0 million and Healthcare.
Segment operating income before specific items was $487.4 million, or 14.8% of revenue, compared to $444.5 million, or 15.7% of revenue, last year. Excluding the costs arising from the acquisition and integration of Bombardier's BAT Business this year and the net gains on disposal of our equity interest in the joint venture ZFTC and the remeasurement of the previously held AACE investment last year, segment operating income before specific items was $42.9 million or 10% higher compared to last year.
You will find more details in Results by segment.
Net finance expense was $3.7 million higher than last year

FY2018 to
(amounts in millions)	FY2019
Net finance expense, prior period	$77.2
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than finance leases)	$9.7
Decrease in finance expense on finance leases	(1.4)
Increase in finance expense on accretion of provisions	0.7
Decrease in other finance expense	(1.4)
Increase in borrowing costs capitalized	(1.4)
Increase in finance expense from the prior period	$6.2
Change in finance income from the prior period:
Decrease in interest income on loans and finance lease contracts	$1.3
Increase in other finance income	(3.8)
Increase in finance income from the prior period	$(2.5)
Net finance expense, current period	$80.9

Net finance expense was $80.9 million this year, $3.7 million or 5% higher than last year. The increase was mainly due to higher interest on long-term debt, partially offset by higher other finance income.

Income tax rate was 15% this year
This fiscal year, income taxes were $59.6 million, representing an effective tax rate of 15%, compared to 8% for the same period last year.

Last year's tax rate was lower compared to this year mainly due to the enactment of a lower U.S. federal corporate income tax rate, the non-taxable portion of the net gain on the remeasurement of the previously held AACE investment and a change in the mix of income from various jurisdictions, mainly from the recognition of previously unrecognized deferred tax assets in Europe, partially offset by the negative impact of tax audits and the sale of our equity interest in the joint venture ZFTC last year. The increase in this year's tax rate was partially offset by the net benefit from the recognition of deferred tax assets not previously recognized in Canada, from the acquisition of Bombardier's BAT Business, and in Europe and the negative impact of tax audits in Canada, this year. Excluding the effect of the net recognition of the deferred tax assets in Canada and in Europe and the impact of tax audits in Canada, the income tax rate would have been 19% this year.

16 I CAE Financial Report 2019

Management’s Discussion and Analysis

4.3       Consolidated orders and total backlog

Total backlog higher 18% over last year3

(amounts in millions)	FY2019	FY2018
Obligated backlog, beginning of period	$6,839.4	$5,749.6
+ orders	3,971.4	3,855.0
- revenue	(3,304.1)	(2,823.5)
+ / - adjustments	(45.3)	58.3
Obligated backlog, end of period	$7,461.4	$6,839.4
Joint venture backlog[3] (all obligated)	414.5	368.7
Unfunded backlog[3]	1,619.0	860.2
Total backlog	$9,494.9	$8,068.3

Reconciliation of Total backlog to Remaining performance obligations
Total backlog	$9,494.9
Less: Joint venture backlog	(414.5)
Less: Options	(494.5)
Less: Estimated contract value[3]	(3,172.2)
Remaining performance obligations	$5,413.7

The book-to-sales ratio for the quarter was 1.38x. The ratio for the last 12 months was 1.20x.

You will find more details in Results by segment.
3 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2019 I 17

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		FY2019	FY2018	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018

Civil Aviation Training Solutions		$344.3	330.1	115.5	87.2	63.3	78.3	74.5
	%	18.4	20.3	19.5	19.0	16.1	18.2	18.8

Defence and Security		$131.5	123.9	50.7	25.2	34.1	21.5	36.3
	%	10.1	11.4	13.1	7.6	10.6	8.0	12.5

Healthcare		$4.8	8.8	4.2	0.6	1.3	(1.3)	6.7
	%	3.9	7.6	10.3	2.2	4.3	—	19.1
Total segment operating income		$480.6	462.8	170.4	113.0	98.7	98.5	117.5

Capital employed4

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2019	2018	2018	2018	2018
Civil Aviation Training Solutions	$3,274.7	2,333.7	2,054.2	2,097.3	2,041.8
Defence and Security	$1,032.0	1,032.8	1,026.2	1,057.7	944.2
Healthcare	$222.8	223.2	209.4	208.8	211.5
	$4,529.5	3,589.7	3,289.8	3,363.8	3,197.5

4 Non-GAAP and other financial measures (see Section 3.7).

18 I CAE Financial Report 2019

Management’s Discussion and Analysis

5.1       Civil Aviation Training Solutions
FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
Acquisitions

–
On January 30, 2019, we acquired Avianca’s 50% participation in the recently formed training joint venture, including Avianca’s training assets, as part of an exclusive 15-year training outsourcing agreement;

–
On March 7, 2019, we acquired the shares of Logitude Oy, a designer and developer of software solutions related to flight and cabin crew training management and training records management, including evidence-based training programs;

–	On March 13, 2019 we acquired Bombardier's BAT Business to expand our position in business aviation training;

–	On March 27, 2019, we acquired the remaining 50% equity interest in the CFTPL joint venture and an additional 25% equity interest in the CSTPL Indian joint venture.

Expansions

–	We concluded the establishment of the new joint venture, Singapore CAE Flight Training Pte. Ltd., with Singapore Airlines which began operations in the second quarter of fiscal 2019;

–
We announced the expansion of our training capacity in Europe with the inauguration of a Boeing 787 FFS and a new Airbus A350 FFS in Madrid, Spain and the launch of a new Bombardier Global 5000/6000 FFS in Burgess Hill, UK;

–
We announced, together with Japan Airlines, the expansion of our training capacity in Asia with the inauguration of a new Airbus A320 FFS at the JAL CAE Flight Training centre joint venture in Tokyo, Japan;

–
We announced the expansion of our training capacity in the Americas including new state-of-the-art A320 NEO FFSs in Montreal, Canada, Toluca, Mexico, Santiago, Chile, and Bogota, Colombia, an E170 FFS in Phoenix, U.S., and a B787 FFS in Bogota, Colombia.

New programs and products

–	We launched, together with Aeromexico Formacion, the first-of-its-kind new cadet pilot creation program in Mexico;

–	We announced, together with the Abu Dhabi Aviation Training Centre, the capability to conduct FAA-approved training, testing and certification for type-ratings on a new Embraer ERJ 145 FFS platform;

–	We launched a cadet pilot training program in partnership with Vueling;

–	We announced the creation of the CAE Women in Flight scholarship program in collaboration with leading global airlines including Aeromexico, AirAsia, CityJet, easyJet and American Airlines;

–
We announced the qualification of the first FAA-approved Airbus A330 FFS for Extended Envelope and Adverse Weather Training. With these latest qualifications, flight crews will be able to train for full stalls, UPRT, icing conditions, gusting crosswind landings and bounced landing on CAE’s 7000XR Series Airbus A330.

FISCAL 2019 ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $1,108.7 million, including contracts for 28 FFSs sold to customers in all regions. This brings the total civil order intake to $2,769.9 million and 78 FFSs for the year.

Notable FFS contract awards for the year included sales to JetBlue Airways, Air Baltic, Shanghai Eastern Flight Training Company, Qatar Airways, Turkish Airways, Southwest Airlines, Nippon Cargo Airlines, Aeromexico, and Lufthansa Aviation Training.

Notable contract awards for fiscal 2019 included:

–	An exclusive 15-year pilot training contract with Avianca;

–	A 10-year pilot training contract with easyJet;

–	An exclusive 8-year pilot training contract with CityJet;

–	An exclusive long-term pilot training contract with Endeavor;

–	A new 5-year MPL cadet training program with Air Asia;

–	An exclusive 5-year long-term training contract with Volaris;

–	A new 5-year CAE RiseTM pilot training contract with AirAsia X.

CAE Financial Report 2019 I 19

Management’s Discussion and Analysis

FINANCIAL RESULTS5

(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		FY2019	FY2018	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue		$1,875.8	1,625.3	593.4	458.4	393.1	430.9	395.3
Segment operating income		$344.3	330.1	115.5	87.2	63.3	78.3	74.5
Operating margins	%	18.4	20.3	19.5	19.0	16.1	18.2	18.8
SOI before specific items		$351.1	311.8	122.3	87.2	63.3	78.3	74.5
Operating margins	%	18.7	19.2	20.6	19.0	16.1	18.2	18.8
Depreciation and amortization		$157.2	136.6	47.5	37.7	37.1	34.9	33.7
Property, plant and equipment
expenditures		$226.4	143.7	87.9	55.3	36.0	47.2	50.2
Intangible assets and other
assets expenditures		$33.7	18.3	7.2	10.3	8.5	7.7	4.1
Capital employed		$3,274.7	2,041.8	3,274.7	2,333.7	2,054.2	2,097.3	2,041.8
Total backlog		$5,039.6	4,131.1	5,039.6	4,566.1	4,310.8	4,148.2	4,131.1
SEU[5]		218	206	224	219	215	213	212
FFSs deployed		286	255	286	266	264	260	255
Utilization rate[5]	%	76	76	75	75	72	80	82
FFS deliveries		58	45	25	16	5	12	8

Revenue up 50% over the fourth quarter of fiscal 2018
The increase over the fourth quarter of fiscal 2018 was due to higher revenue recognized from simulator sales due to a higher number of FFS and lower-level device deliveries and program mix, a favourable foreign exchange impact on the translation of foreign operations and the contribution of additional simulators deployed in our network, partially offset by lower FFS utilization, mainly in Europe, due to the ramp up of recently deployed simulators in the region.

Revenue was $1,875.8 million this year, 15% or $250.5 million higher than last year
The increase over last year was due to higher revenue recognized from simulator sales due to a higher number of FFS and lower-level device deliveries and program mix, the contribution of additional simulators deployed in our network, the integration into our results of the revenues of AACE, a favourable foreign exchange impact on the translation of foreign operations and increased demand for our crew sourcing business.
Segment operating income up 55% over the fourth quarter of fiscal 2018
Segment operating income was $115.5 million (19.5% of revenue) this quarter, compared to $74.5 million (18.8% of revenue) in the fourth quarter of fiscal 2018.

Segment operating income increased by $41.0 million, or 55%, over the fourth quarter of fiscal 2018. The increase was mainly due to higher revenue recognized from simulator sales, as described above, and favourable foreign exchange impacts. This increase was partially offset by costs incurred as a result of the acquisition and integration of Bombardier's BAT Business. In the quarter, research and development costs were lower due to the recognition of previously unrecognized investment tax credits, following the closing of the Bombardier BAT Business acquisition. This benefit was offset by impairment costs on certain older FFSs in our network.

Excluding the costs arising from the acquisition and integration of Bombardier's BAT Business, segment operating income before specific items was $122.3 million (20.6% of revenue) this quarter. On this basis, the current period's segment operating income before specific items was up 64% over the same quarter last year.

Segment operating income was $344.3 million, 4% or $14.2 million higher than last year
Segment operating income was $344.3 million (18.4% of revenue) this year, compared to $330.1 million (20.3% of revenue) last year.

The increase was mainly due to higher revenue recognized from simulator sales, as described above, lower net research and development costs, favourable foreign exchange impacts, the contribution of additional simulators deployed in our network and higher FFS utilization, mainly in the Americas. This increase was partially offset by the net gains from the disposal of our equity interest in the joint venture ZFTC and on the remeasurement of the previously held AACE investment, realized last year, and the recognition of costs incurred as a result of the acquisition and integration of Bombardier's BAT Business.

5 Non-GAAP and other financial measures (see Section 3.7).

20 I CAE Financial Report 2019

Management’s Discussion and Analysis

Excluding the costs arising from the acquisition and integration of Bombardier's BAT Business, segment operating income before specific items was $351.1 million (18.7% of revenue) in fiscal 2019. Excluding the net gains on disposal of our equity interest in the joint venture ZFTC and the remeasurement of the previously held AACE investment upon acquisition, segment operating income before specific items was $311.8 million (19.2% of revenue) in fiscal 2018. On this basis, fiscal 2019 segment operating income before specific items was up 13% over last year.

Property, plant and equipment expenditures at $87.9 million this quarter and $226.4 million for the year
Maintenance capital expenditures were $16.8 million for the quarter and $61.1 million for the year. Growth capital expenditures were $71.1 million for the quarter and $165.3 million for the year.

Capital employed increased $941.0 million over last quarter and $1,232.9 million over last year
The increase in capital employed over last quarter was due to higher intangible assets and property, plant and equipment mainly as a result of the acquisitions completed in the current quarter.

The increase in capital employed over last year was due to higher intangible assets and property, plant and equipment, mainly as a result of the acquisitions completed in the fourth quarter of fiscal 2019, and a higher investment in equity accounted investees.

Total backlog was at $5,039.6 million at the end of the year

(amounts in millions)	FY2019	FY2018
Obligated backlog, beginning of period	$3,835.3	$2,981.0
+ orders	2,769.9	2,339.5
- revenue	(1,875.8)	(1,625.3)
+ / - adjustments	(50.2)	140.1
Obligated backlog, end of period	$4,679.2	$3,835.3
Joint venture backlog (all obligated)	360.4	295.8
Total backlog	$5,039.6	$4,131.1

Fiscal 2019 adjustments include the revaluation of prior year contracts and negative foreign exchange movements, partially offset by backlog acquired from Bombardier's BAT Business.

Fiscal 2018 adjustments include backlog acquired from AACE, positive foreign exchange movements and the revaluation of prior year contracts. An adjustment was made to the joint venture backlog to reflect the removal of the AACE contracts that were transferred to obligated backlog.

This quarter's book-to-sales ratio was 1.87x. The ratio for the last 12 months was 1.48x.

5.2       Defence and Security
FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
Acquisition

–
On July 31, 2018, we acquired the shares of AOCE, a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

New programs and products

–	We formed SkyAlyne Canada Inc., a joint venture with KF Aerospace, that will focus on developing world-class military pilot and aircrew training in Canada;

–	We launched the CAE 700MR Series FTD, a next-generation FTD designed specifically for military helicopter flight and mission training;

–	We signed an agreement to support the H-47 Chinook helicopter being offered for the German Air Force’s Schwerer Transporthubschrauber heavy-lift helicopter competition;

–	We launched the CAE Medallion MR e-Series Visual System, a fully-integrated visual solution designed specifically for military fighter and fast-jet training;

–
We introduced CAE RiseTM to the defence market as a data-driven training system designed to enable defence and security organizations to deliver standardized training and give instructors a new approach to objectively assess pilot competencies using live data during training sessions.

CAE Financial Report 2019 I 21

Management’s Discussion and Analysis

FISCAL 2019 ORDERS
Defence and Security was awarded $265.0 million in orders this quarter and $1,079.9 million in total for fiscal 2019, including notable contract awards from:

–	Undisclosed U.S. government customers to provide training and services on higher-level security programs through CAE USA Mission Solutions Inc., which includes the newly acquired AOCE;

–	The USAF to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices;

–	The New Zealand Defence Force to provide the Royal New Zealand Air Force with a CAE 700MR Series NH90 FTD as well as long‑term maintenance and support services;

–	The U.S. Navy to provide classroom and simulator instructors at five Naval Air Stations to support primary, intermediate and advanced pilot training;

–	The USAF to provide comprehensive C-130H aircrew training services;

–	The U.S. Navy under a foreign military sale program to perform a range of upgrades, updates and services on the Royal Australian Navy’s MH-60R training systems;

–	The Eurofighter industry consortium to upgrade Eurofighter integration devices and to provide updates on German Eurofighter simulators;

–	Lockheed Martin to support upgrades/updates to C-130J full-mission simulators for the USAF;

–	Boeing to provide an additional P-8 simulator for the Royal Air Force;

–	General Atomics Aeronautical Systems to develop a comprehensive synthetic training system for the United Kingdom’s Protector remotely piloted aircraft program.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2019	FY2018	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue		$1,306.7	1,083.0	387.9	330.2	320.3	268.3	290.5
Segment operating income		$131.5	123.9	50.7	25.2	34.1	21.5	36.3
Operating margins	%	10.1	11.4	13.1	7.6	10.6	8.0	12.5
Depreciation and amortization		$46.5	49.9	12.4	11.8	11.5	10.8	10.8
Property, plant and equipment
expenditures		$22.0	27.6	7.7	4.7	4.2	5.4	6.8
Intangible assets and other
assets expenditures		$43.7	21.6	14.5	11.2	9.6	8.4	9.2
Capital employed		$1,032.0	944.2	1,032.0	1,032.8	1,026.2	1,057.7	944.2
Total backlog		$4,455.3	3,937.2	4,455.3	4,398.5	4,356.8	3,898.1	3,937.2

Revenue up 34% over the fourth quarter of fiscal 2018
The increase over the fourth quarter of fiscal 2018 was mainly due to the integration into our results of AOCE, acquired in the second quarter this year, higher revenue in North America from the contribution of newly awarded service programs and more substantial progress on product programs and a favourable foreign exchange impact on the translation of foreign operations.

Revenue was $1,306.7 million this year, 21% or $223.7 million higher than last year
The increase was mainly due to the integration into our results of AOCE, higher revenue from North American and Australasian programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue from European programs resulting from a higher level of activity in the prior year.

Segment operating income up 40% over the fourth quarter of fiscal 2018
Segment operating income was $50.7 million (13.1% of revenue) this quarter, compared to $36.3 million (12.5% of revenue) in the fourth quarter of fiscal 2018.

The increase over the fourth quarter of fiscal 2018 was mainly due to higher volume on North American programs and the integration into our results of AOCE operations.

Segment operating income was $131.5 million this year, 6% or $7.6 million higher than last year
Segment operating income was $131.5 million (10.1% of revenue) this year, compared to $123.9 million (11.4% of revenue) last year.

The increase over last year was mainly due to the integration into our results of AOCE operations and higher volume on Australasian programs. This increase was partially offset by costs of $3.3 million, mainly resulting from the acquisition and integration of AOCE.

22 I CAE Financial Report 2019

Management’s Discussion and Analysis

Capital employed stable compared to last quarter and increased $87.8 million over last year
Lower accounts receivable were offset by lower accounts payable and accrued liabilities and higher contract assets compared to last quarter.

The increase over last year was primarily due to higher intangible assets, partially offset by higher deferred gains and other non-current liabilities, all mainly resulting from the acquisition of AOCE and movements in foreign exchange rates.

Total backlog up 13% compared to last year

(amounts in millions)	FY2019	FY2018
Obligated backlog, beginning of period	$3,004.1	$2,768.6
+ orders	1,079.9	1,400.3
- revenue	(1,306.7)	(1,083.0)
+ / - adjustments	4.9	(81.8)
Obligated backlog, end of period	$2,782.2	$3,004.1
Joint venture backlog (all obligated)	54.1	72.9
Unfunded backlog	1,619.0	860.2
Total backlog	$4,455.3	$3,937.2

Fiscal 2019 adjustments include an addition to reflect the acquisition of AOCE, partially offset by the cancellation of an order and the revaluation of prior year contracts.

Fiscal 2018 adjustments include the removal of the Initial Entry Rotary-Wing Instructor Support Services contract following a protest which resulted in the client's decision to award the contract to the incumbent and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 0.68x. The ratio for the last 12 months was 0.83x.

In fiscal 2019, $271.3 million of unfunded backlog was transferred to obligated backlog and $1,006.1 million was added to the unfunded backlog including an adjustment to reflect the acquisition of AOCE.

5.3      Healthcare
FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
Expansions

–
We signed an agreement with McGill University and DePuy Synthes Products, a division of Johnson & Johnson, to develop a new virtual reality platform to train orthopedic and neurosurgeons in advanced spinal surgery techniques;

–
We expanded our distributor contract with WorldPoint to sell CAE Ares manikins to simulation centres, which now gives us access to sell our entire mid-fidelity product line to WorldPoint's unique network of customers.

New programs and products

–	We launched the CAE Ares emergency care manikin designed to meet and exceed the life support training requirements of emergency care providers worldwide;

–
We, together with ASA, launched the Anesthesia SimSTAT - Appendectomy and Robotic Surgery modules, new modules in a series of interactive screen-based anesthesia simulation modules, which has been approved by the American Board of Anesthesiology for MOCA credits;

–	We launched a new modular and portable CAE CathLabVR interventional simulator for endovascular diagnostic and procedures for physician and resident training;

–	We released CAE Vimedix 2.0 for ultrasound simulation, featuring new educational content and compatibility with new augmented reality add-on modules;

–	We announced the release of CAE Luna, an innovative infant simulator designed to fulfill clinical training requirements for neonatal and infant care;

–
We enhanced our CAE Maestro patient simulator operating system with the global iRIS collaborative scenario development platform allowing educators to create and export simulation scenarios aligned with professional guidelines and best practices.

Innovation Awards

–	Recognized for driving innovation that prepares society for the future, Anesthesia SimSTAT was awarded the Power of A Silver Award by the American Society of Association Executives.

FISCAL 2019 ORDERS
CAE Healthcare sales this quarter and fiscal year were driven by direct sales of patient and ultrasound simulators in North America and international sales through distributors.

CAE Financial Report 2019 I 23

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2019	FY2018	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue		$121.6	115.2	40.7	27.7	30.4	22.8	35.1
Segment operating income		$4.8	8.8	4.2	0.6	1.3	(1.3)	6.7
Operating margins	%	3.9	7.6	10.3	2.2	4.3	—	19.1
Depreciation and amortization		$13.5	13.1	3.6	3.4	3.4	3.1	3.2
Property, plant and equipment
expenditures		$3.4	2.6	0.6	1.6	0.7	0.5	0.4
Intangible assets and other
assets expenditures		$9.2	7.4	2.8	3.0	1.5	1.9	2.1
Capital employed		$222.8	211.5	222.8	223.2	209.4	208.8	211.5

Revenue up 16% over the fourth quarter of fiscal 2018
The increase over the fourth quarter of fiscal 2018 was mainly due to increased volume from patient simulators, and higher revenue from key partnerships with OEMs and ultrasound simulators. The increase was partially offset by lower revenue from centre management solutions.
Revenue was $121.6 million this year, 6% or $6.4 million higher than last year
The increase was due to increased volume from patient simulators and ultrasound simulators and higher revenue from key partnerships with OEMs. The increase was partially offset by lower revenue from interventional simulators, as a result of a significant military order received in the prior year, and from lower centre management solutions.
Segment operating income lower over the fourth quarter of fiscal 2018
Segment operating income was $4.2 million this quarter (10.3% of revenue), compared to $6.7 million (19.1% of revenue) in the fourth quarter of fiscal 2018.

The decrease over the fourth quarter of fiscal 2018 was mainly due to investments in selling, general and administrative expenses to support the expansion of our salesforce and marketing expenses. This decrease was partially offset by higher revenue, as mentioned above.
Segment operating income was $4.8 million this year, $4.0 million lower than last year
Segment operating income was $4.8 million (3.9% of revenue) this year, compared to $8.8 million (7.6% of revenue) last year.

The decrease over last year was mainly due to higher investment in selling, general and administrative expenses to support the expansion of our salesforce and recent product launches. The decrease was partially offset by higher revenues, as mentioned above.
Capital employed decreased by $0.4 million over last quarter and increased by $11.3 million from last year
The decrease over last quarter was mainly due to lower intangible assets because of movements in foreign exchange rates. The decrease was partially offset by higher non-cash working capital, resulting primarily from an increase in accounts receivable from higher revenues, partially offset by an increase in accounts payable and accrued liabilities.

The increase from last year was primarily due to higher non-cash working capital, resulting primarily from an increase in inventory and accounts receivable, partially offset by an increase in accounts payable and accrued liabilities. The increase was also due to higher intangible assets because of movements in foreign exchange rates.

24 I CAE Financial Report 2019

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements6

(amounts in millions)	FY2019	FY2018	Q4-2019	Q4-2018
Cash provided by operating activities*	$495.2	$446.9	$131.4	$106.4
Changes in non-cash working capital	35.2	(43.6)	34.9	31.4
Net cash provided by operating activities	$530.4	$403.3	$166.3	$137.8
Maintenance capital expenditures[6]	(79.2)	(68.5)	(24.4)	(25.9)
Other assets	(14.5)	(9.1)	(3.9)	3.1
Proceeds from the disposal of property, plant and equipment	2.7	27.0	0.2	10.6
Net (payments to) proceeds from equity accounted investees	(37.7)	(11.5)	(10.7)	0.2
Dividends received from equity accounted investees	22.0	37.6	14.9	14.0
Dividends paid	(99.9)	(89.9)	(25.6)	(22.5)
Free cash flow[6]	$323.8	$288.9	$116.8	$117.3
Growth capital expenditures[6]	(172.6)	(105.4)	(71.8)	(31.5)
Capitalized development costs	(69.4)	(32.5)	(20.8)	(13.5)
Common shares repurchased	(94.4)	(44.8)	(1.6)	(0.4)
Other cash movements, net	24.0	12.8	12.4	1.9
Business combinations, net of cash and cash equivalents acquired	(827.8)	(124.4)	(794.3)	—
Addition of assets through the monetization of royalties	(202.7)	—	—	—
Net proceeds from disposal of interest in investment	—	117.8	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(6.9)	15.0	(7.5)	15.4
Net change in cash before proceeds and repayment of long-term debt	$(1,026.0)	$127.4	$(766.8)	$89.2
* before changes in non-cash working capital

Free cash flow of $116.8 million this quarter
Free cash flow was $0.5 million lower compared to the fourth quarter of fiscal 2018 mainly due to higher payments to equity accounted investees and lower proceeds from the disposal of property, plant and equipment, mostly offset by an increase in cash provided by operating activities.
Free cash flow of $323.8 million this year
Free cash flow was $34.9 million higher compared to last year mainly due to a lower investment in non-cash working capital and an increase in cash provided by operating activities, partially offset by higher payments to equity accounted investees, lower proceeds from the disposal of property, plant and equipment.
Capital expenditures were $96.2 million this quarter and $251.8 million for the year
Growth capital expenditures were $71.8 million this quarter and $172.6 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $24.4 million this quarter and $79.2 million for the year.
Addition of assets through the monetization of royalties of $202.7 million this year
In November, we agreed to monetize our future royalty obligations under an ATP agreement with Bombardier and extend this agreement to 2038. In December, we concluded the monetization transaction which resulted in a cash outlay of $202.7 million. The monetization represents the discounted sum of expected royalties payable by CAE over the next 20 years. As a result of this transaction, $156.7 million of intangible assets and $46.0 million of property, plant and equipment were recognized.

6 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2019 I 25

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.
The total amount available through this committed bank line at March 31, 2019 was US$550.0 million (2018 – US$550.0 million) with the option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was no amount drawn under the facility as at March 31, 2019 (2018 – nil) and US$32.9 million was used for letters of credit (2018 – US$46.4 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. During the year, the maturity date of our revolving unsecured term credit facility was extended to September 30, 2023.
We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2018 – US$225.0 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2019 the total outstanding for these instruments was $160.9 million (2018 – $163.6 million).
We manage a program in which we sell interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for amounts up to US$300.0 million (2018 – US$300.0 million) with limited recourse to CAE. As at March 31, 2019, the Canadian dollar equivalent of $266.2 million (2018 – $168.3 million) of specific accounts receivable were sold to a third party.
As at March 31, 2019, we are compliant with all our financial covenants.
We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, repurchase of common shares and payment of dividends and will enable us to meet all other expected financial requirements in the near term.
The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2019	2018
Total long-term debt	$2,328.3	$1,260.9
Less:
Current portion of long-term debt	201.3	35.2
Current portion of finance leases	62.8	17.0
Long-term portion of long-term debt	$2,064.2	$1,208.7

In April 2018, we entered into a term loan for the financing of several simulators for our operations in South East Asia. This represents a loan obligation of $51.9 million as at March 31, 2019.
In April 2018, we repurchased various assets previously financed under capital leases. The purchase was financed by way of a term loan representing an obligation of $15.3 million as at March 31, 2019.
In June 2018, we repaid $28.9 million of non-recourse term loans, acquired as part of the acquisition of the remaining 50% equity interest in AACE.
In August 2018, the Government of Canada and the Government of Québec agreed to invest in CAE Inc. through loans of up to $150.0 million and $47.5 million respectively in the next five years. This represents a loan obligation of $14.6 million with the Government of Canada and $6.0 million with the Government of Québec as at March 31, 2019.
In December 2018, we entered into an agreement to issue a series of unsecured senior notes of US$550.0 million through a private placement to fund the acquisition of Bombardier's BAT Business and to refinance other existing obligations. As at March 31, 2019, we have issued notes for US$450.0 million, representing an obligation of $598.2 million, and will issue an additional US$100.0 million for the refinancing of existing debt in December 2019.
In December 2018, we entered into term loans in an aggregate amount of US$150.0 million. As at March 31, 2019, this facility was fully drawn, representing an obligation of $199.0 million.
In March 2019, we assumed various assets financed under capital leases as part of the acquisition of Bombardier's BAT Business. This represents an obligation of $138.5 million as at March 31, 2019.
In March 2019, we executed the refinancing of unsecured senior notes due in August 2021 extending their maturity to March 2033 and increasing their principal amount by US$50 million. This represents an incremental obligation of $66.8 million as at March 31, 2019.

26 I CAE Financial Report 2019

Management’s Discussion and Analysis

6.3       Government participation
We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, we amended and extended our Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage our modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, we announced our participation in Project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2020.

During the second quarter of fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including PDI. The aim is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through Investissement Québec (IQ), agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023.

You will find more details in Note 1 and Note 13 of our consolidated financial statements.

6.4       Contractual obligations
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations

(amounts in millions)	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (excluding interest)	$202.0	$104.5	$56.6	$120.8	$132.1	$1,460.1	$2,076.1
Finance leases (excluding interest)	62.8	61.8	53.7	32.2	13.5	35.3	259.3
Non-cancellable operating leases	50.7	41.9	36.4	32.8	25.8	86.5	274.1
Purchase commitments	240.2	48.7	2.8	—	—	—	291.7
	$555.7	$256.9	$149.5	$185.8	$171.4	$1,581.9	$2,901.2

We also had total availability under the committed credit facility of US$517.1 million as at March 31, 2019 compared to US$503.6 million at March 31, 2018.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2019, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Financial Report 2019 I 27

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed7

	As at March 31	As at March 31
(amounts in millions)	2019	2018
Use of capital:
Current assets	$2,112.9	$2,123.3
Less: cash and cash equivalents	(446.1)	(611.5)
Current liabilities	(1,889.5)	(1,474.1)
Less: current portion of long-term debt	264.1	52.2
Non-cash working capital[7]	$41.4	$89.9
Property, plant and equipment	2,149.3	1,803.9
Other long-term assets	2,903.3	1,853.0
Other long-term liabilities	(801.8)	(799.9)
Total capital employed	$4,292.2	$2,946.9
Source of capital:
Current portion of long-term debt	$264.1	$52.2
Long-term debt	2,064.2	1,208.7
Less: cash and cash equivalents	(446.1)	(611.5)
Net debt[7]	$1,882.2	$649.4
Equity attributable to equity holders of the Company	2,331.3	2,229.1
Non-controlling interests	78.7	68.4
Source of capital	$4,292.2	$2,946.9

Capital employed increased $1,345.3 million, or 46%, over last year
The increase over last year was mainly due to higher other long-term assets and property, plant and equipment, partially offset by lower non-cash working capital.

Our ROCE was 11.9% this year compared to 14.7% last year. ROCE this year was impacted by costs incurred as a result of the acquisition and integration of Bombardier's BAT Business. Additionally, ROCE last year was impacted by the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate, the gain on the remeasurement of the previously held AACE investment net of reorganizational costs and the gain realized from the disposal of our equity interest in the joint venture ZFTC. Excluding these impacts, ROCE would have been 12.9% this year and 12.7% last year.
Non-cash working capital decreased by $48.5 million
The decrease was mainly due to higher accounts payable and accrued liabilities, partially offset by higher contract assets, higher accounts receivable and higher inventories.
Net property, plant and equipment up $345.4 million
The increase was mainly due to capital expenditures and the integration into our operations of the fixed assets from acquisitions executed in the year, partially offset by depreciation.
Other long-term assets up $1,050.3 million
The increase was mainly due to higher intangible assets, mainly as a result of the acquisitions executed in the year and the acquisition of courseware and licenses resulting from the monetization of our existing Bombardier royalties, and a higher investment in equity accounted investees.
Net debt higher than last year
The increase was mainly due to the addition of unsecured notes issued and term loans entered into to fund the acquisition of Bombardier's BAT Business and to refinance other existing obligations, along with a decrease in cash due to the conclusion of the transaction to monetize our future royalty obligations in December 2018.

7 Non-GAAP and other financial measures (see Section 3.7).

28 I CAE Financial Report 2019

Management’s Discussion and Analysis

Change in net debt8

(amounts in millions)		FY2019	FY2018
Net debt, beginning of period		$649.4	$750.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		$1,026.0	$(127.4)
Effect of foreign exchange rate changes on long-term debt		29.3	(22.9)
Impact from business combinations		152.9	37.7
Other		24.6	11.3
Decrease in net debt during the period		$1,232.8	$(101.3)
Net debt, end of period		$1,882.2	$649.4
Net debt-to-capital[8]	%	43.9%	22.0

Total equity increased by $112.5 million this year
The increase in equity was mainly due to net income of $340.1 million, partially offset by cash dividends of $99.9 million, common shares repurchased and cancelled of $94.4 million and an unfavourable foreign currency translation of $58.0 million.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 265,447,603 common shares issued and outstanding as at March 31, 2019 with total share capital of $649.6 million. In addition, we had 6,504,125 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2019, we had a total of 265,542,808 common shares issued and outstanding and 6,377,270 options outstanding under the ESOP.

Repurchase and cancellation of common shares
On February 8, 2019, we announced the renewal of the NCIB to purchase up to 5,300,613 of our common shares. The NCIB began on February 25, 2019 and will end on February 24, 2020 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.
In fiscal 2019, we repurchased and cancelled a total of 3,671,900 common shares under the previous and current NCIB (2018 – 2,081,200), at a weighted average price of $25.70 per common share (2018 – $21.53), for a total consideration of $94.4 million (2018 – $44.8 million). An excess of $85.6 million (2018 – $39.9 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

Dividends
We paid a dividend of $0.09 per share in the first quarter and $0.10 per share in the second, third and fourth quarter of fiscal 2019. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors (the Board) has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $106.2 million in fiscal 2020 based on our current dividend and the number of common shares outstanding as at March 31, 2019.

Guarantees
As at March 31, 2019, we have a total of $205.1 million outstanding letters of credit which are not recognized in the consolidated statement of financial position, compared to $223.4 million last fiscal year.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Subsequent to recent legislative changes, the defined benefit pension plans are considered sufficiently funded. We expect to contribute $25.3 million in fiscal 2020.

8 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2019 I 29

Management’s Discussion and Analysis

7.2       Off balance sheet arrangements
In the normal course of operations, we use off-balance sheet activities through operating leases for building, land, simulators, aircrafts and other equipment. These leases are non-recourse to us.

You can find more details about operating lease commitments in Notes 1 and 26 of our consolidated financial statements.

In the normal course of business, we also manage a program in which we sell interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Sources of Liquidity.

7.3       Financial instruments
We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:

–	Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);

–
Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;

–	Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:

–	Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified at amortized cost;

–	Contingent consideration arising on business combinations and derivative instruments not designated as hedging instrument in a hedge relationship are is classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

–	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

–
The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

–
The fair value of equity investments, which do not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

–	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

–
The fair value of long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

–
The fair value of the contingent consideration arising on business combinations is based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 28 of our consolidated financial statements.

30 I CAE Financial Report 2019

Management’s Discussion and Analysis

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 28 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.
Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility and agreements to sell certain of our accounts receivable. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

CAE Financial Report 2019 I 31

Management’s Discussion and Analysis

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving unsecured credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 83% fixed-rate and 17% floating-rate at the end of this year (2018 – 88% fixed rate and 12% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments cost
We have entered into equity swap agreements with major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU), Long-Term Incentive Deferred Share Unit (LTI‑DSU) and Long-Term Incentive Time Based Restricted Share Unit (LTI-TB RSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly.

Hedge of net investments in foreign operations
As at March 31, 2019, we have designated a portion of our senior notes and a portion of the obligations under finance lease as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the consolidated statement of comprehensive income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 28 of our consolidated financial statements for the classification of financial instruments.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 29 of our consolidated financial statements.

32 I CAE Financial Report 2019

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS
Alpha-Omega Change Engineering
On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE) for cash consideration of $34.4 million, subject to purchase price adjustments related to working capital. AOCE is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

Avianca's Training Business
On January 30, 2019, as part of an exclusive 15-year training outsourcing agreement, we acquired the remaining 50% equity interest in Avianca-CAE Flight Training (ACFT), a recently formed training joint venture, and training assets located in Colombia and El Salvador from Avianca Holdings, for cash consideration of $50.1 million.
Prior to this transaction, our 50% ownership interest in ACFT was accounted for using the equity method.
Logitude
On March 7, 2019, we acquired the shares of Logitude Oy for total consideration of $8.7 million. Logitude designs and develops software solutions related to flight and cabin crew training management and training records management, including evidence-based training programs.

Bombardier's Business Aircraft Training Business
On March 13, 2019, we acquired Bombardier’s Business Aircraft Training (BAT) Business for cash consideration of $709.9 million, subject to purchase price adjustments primarily related to working capital.

The acquisition provides CAE with a specialized workforce, a portfolio of customers, and business jet FFSs and training devices to add to our training network.

Indian Training Centres
On March 27, 2019, we acquired the remaining 50% equity interest in the CAE Flight Training (India) Private Limited (CFTPL) joint venture and an additional 25% equity interest in the CAE Simulation Training Private Limited (CSTPL) Indian joint venture for cash consideration of $31.5 million.

As a result, we acquired control over CFTPL's assets for the training centre located in India, including a portfolio of customers, and now own a 50% equity interest in CSTPL, a joint venture training centre between CAE and InterGlobe Enterprises located in India.

Prior to this acquisition, our 50% ownership interest in CFTPL was accounted for using the equity method. The gain resulting from the remeasurement to fair value of the previously held interest in CFTPL is included in Other gains - Net in the consolidated income statement.

You will find more details in Note 3 and 21 of our consolidated financial statements.

CAE Financial Report 2019 I 33

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

To mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a regular basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.
9.1      Risks relating to the industry
Competition
We sell our simulation products and training services in highly competitive international markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. We also have some advantages, including being an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, our global reach and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins. We intend to continue to grow market share by leveraging a high level of customer satisfaction and operational and organizational productivity.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending
A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to U.S., Canadian, European, Australian, and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions and nature of the international threat environment. Significant reductions to defence spending by mature markets such as in the U.S., Canada, Europe and Australia or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

34 I CAE Financial Report 2019

Management’s Discussion and Analysis

Government-funded defence and security programs
Like most companies that supply products and services to governments, government agencies routinely audit and investigate government contractors. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed. We work with governments to assess the merits of claims and where appropriate reserve for amounts disputed. We could be required to provide repayments to governments and may have a negative effect on our results of operations. Contrary to cost-reimbursable contracts, some costs may not be reimbursed or allowed under fixed-price contracts, which may have a negative effect on our results of operations if we experience costs overruns.
Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, price and other competitive factors, fuel prices and geopolitical environment. Historically, the airline industry has been cyclical and consistently strives for cost competitiveness. The biggest challenge to profitability for airlines are rising costs, including oil prices, jet fuel prices and labor costs. Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions, oil price volatility or other major world events.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving any of our major commercial airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Demand for new pilots is expected to rise over the next two decades as a result of rapid fleet expansion and high pilot retirement rates resulting in rising cost of attracting and retaining pilots for our customers and higher competition in training services.
Regulatory matters
Our businesses are heavily regulated. We deal with many government agencies and entities, and are subject to laws and regulations such as export controls, national security and aviation authority of each country. These regulations may change without notice, which could impact our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales.

The sale or licence of many of our products is subject to regulatory approvals and requirements. These can prevent us from selling to certain countries, or to certain entities or people in or from a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts.

We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.
9.2      Risks relating to the Company
Evolving standards and technologies
The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product and service enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue and market share. The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology.
Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec through IQ and the SA2GE program, and the Government of Canada through its SADI and SIF. The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

CAE Financial Report 2019 I 35

Management’s Discussion and Analysis

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts
We provide our products and services mainly through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including ATP agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' performance, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

Procurement and OEM leverage
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where we use an internally produced simulation model for an aircraft, or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Product integration and program management
Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated which may impact timing and profitability.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party license agreements. We control and manage the use of our brand and ensure that our partners and suppliers meet rigorous standards to ensure that our brand value is preserved. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

36 I CAE Financial Report 2019

Management’s Discussion and Analysis

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to engineers, technical and pilot instructors and general management domains.

Labour relations
Approximately 2,600 employees are represented by unions and are covered by 59 collective agreements as of March 31, 2019. These differing collective bargaining agreements have various expiration dates. While we maintain positive relationships with our respective unions, the re-negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted location which could adversely affect service to our customers and to our financial performance.

Environmental matters
We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Additionally, the potential impacts of continued climate change are unpredictable. The occurrence of one or more natural disasters or weather-related events could result in a disruption of operations, property damage and adverse effects to the cost or availability of materials and resources. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date, our insurance coverage has been adequate to meet claims.
Liability risks that may not be covered by indemnity or insurance
We are exposed to liabilities that are unique to the products and services we provide, as our business is complex, international and involves extensive coordination and integration with numerous suppliers, large numbers of highly-skilled employees and partners, advanced technologies and stringent regulatory requirements and performance and reliability standards.

Accordingly, we may be exposed to claims and litigation, including claims for personal injury, death, property damage or business interruption, arising from:

–	Deficiencies in our simulation products and services that directly or indirectly cause damage and/or injury;

–	Deficiencies in training programs or our training services delivery that directly or indirectly cause damage or injury;

–	Incidents occurring during the use of equipment that we have manufactured or operate;

–	Incidents involving products and services that we have provided, including claims for personal injuries or death;

–	Deficiencies in our live flight training equipment, personnel or operations that directly or indirectly cause damage or injury.

Substantial costs could adversely impact our financial condition, cash flows, or operating results. In some but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers. Although we maintain insurance coverage from established insurance carriers to cover these risks, our insurance coverage may be inadequate to cover all claims and liabilities, the amount of such insurance coverage may not be sufficient and we may be forced to bear substantial costs. Any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could result in significant investment and negatively affect our reputation with our customers and the public. It also could affect the cost and availability of adequate insurance in the future.

CAE Financial Report 2019 I 37

Management’s Discussion and Analysis

Warranty or other product-related claims
We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators via acquisitions. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly, there could be warranty claims or we may incur significant additional costs to modify or retrofit these products. Correcting these defects could require significant additional costs. If a defective product is integrated into our customers' equipment, we could face product liability claims based on damages to the customers' equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We may also be subject to product liability claims relating to equipment and services related to discontinued operations sold in the past.

Mergers, acquisitions, joint ventures, strategic alliances or divestitures
As part of our growth strategy, at times we engage in business acquisitions or form joint ventures and strategic alliances. The realization of anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise. We also may make strategic divestitures from time to time. These transactions may result in continued involvement in the divested businesses, such as through guarantees and transition services following the transaction.
Our ability to penetrate new markets
We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.
U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (Proxy Company). If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion.

A separate board of directors has been established to oversee the management and operations of the Proxy Company. Under the Proxy Agreement, we, and our board of directors, are restricted in our oversight over the Proxy Company’s separate board of directors and its management. In addition, under U.S. Department of Defense rules and procedures, subject to a limited number of restricted matters (such as the sale or disposal of the Proxy Company’s assets; corporate mergers, consolidations, or reorganizations relating to the Proxy Company; pledges, mortgages or other encumbrances on the capital stock of the Proxy Company for purposes other than obtaining working capital; the dissolution of the Proxy Company; and the filing of a bankruptcy petition with respect to the Proxy Company) the Proxy Company board of directors acts independently and has sole authority to make all decisions regarding the management of the proxy company and its business. The actions taken or not taken by the management or the Proxy Company board of directors could have an impact on our growth, reputation and profitability.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.

38 I CAE Financial Report 2019

Management’s Discussion and Analysis

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue in fiscal 2020.
Returns to shareholders
Payment of dividends, the repurchase of shares under our NCIB and other cash or capital returns to our shareholders depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

Information technology systems
An information technology system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and Defence and Security customers, expose us to regulatory investigation, litigation or contractual penalties or cause reputational harm. We depend on information technology infrastructure and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. These information technology networks and systems are essential to our ability to perform day-to-day operations and to the effective operation of our business. If the systems do not operate as expected or when expected, this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.
Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.
Cybersecurity
Like other industries worldwide, we are subject to risks in the form of data breaches, malware, unauthorized attempts to gain access to our sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, industrial spying and denial-of-service attacks aimed at causing network failures and services interruption.

We may experience cybersecurity threats to our information technology infrastructure and systems and unauthorized attempts to gain access to our proprietary or sensitive information, as may our customers, suppliers, subcontractors and joint venture partners. Our dependence on information technology infrastructure and systems and our business relationships with aircraft OEMs and Defence and Security customers may increase the risk of such cybersecurity threats. We may experience similar security threats at customer sites that we operate or manage. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

Our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. Our customers or governmental authorities may question the adequacy of our threat mitigation and detection processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means.

To address the challenges of the evolving cyber threat landscape, we continuously review our security measures. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. However, we may find it necessary to make further investments to protect our data and infrastructure, as well as our customers data, against cyber-attacks as a result of the increasing persistence, volume and sophistication of cyber-attacks and the evolving nature of these security threats. The amount of cyber insurance coverage that we maintain may not be adequate nor sufficient to cover the claims or liabilities resulting from cyber-attacks.

CAE Financial Report 2019 I 39

Management’s Discussion and Analysis

Data privacy
The management, use and protection of data, including sensitive data, are becoming increasingly important, particularly given the adoption of the General Data Protection Regulation by the European Union and its implementation in May 2018, and the expected proliferation of similar regulatory frameworks in other regions. Further, as our collaboration with third parties continues to grow, our potential exposure to regulatory compliance, operational and reputational risk increases.

If we fail to comply with applicable privacy laws, we could be subject to regulatory penalties, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results.

Furthermore, the adoption of emerging technologies, such as cloud computing, artificial intelligence, process automatization and robotics could lead to both new and complex risks that require continued focus and investment to manage effectively. We identify, assess and manage the operational risk associated with the implementation of new technologies prior to their adoption.

9.3      Risks relating to the market
Foreign exchange
Our operations are global with more than 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our network of foreign training and services operations, our production operations outside of Canada (Australia, Germany, and U.S.) and our production operations in Canada. A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.
Availability of capital and credit risk
We may be unable to obtain debt to fund our operations and contractual needs and commitments at competitive rates, on commercially reasonable terms or in sufficient amounts. We depend, in part, upon our debt funding. We have various debt facilities with maturities ranging between April 2019 and April 2039, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including a decline in our financial performance, outlook or our credit ratings, which may adversely affect our ability to fund our operations and contractual or financing commitments.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.
Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings, cash flow and shareholders' equity. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

Additional cash contributions, if required, to fund our defined benefit and defined contribution pension plans may have a negative effect on our operations and financial results.

40 I CAE Financial Report 2019

Management’s Discussion and Analysis

Doing business in foreign countries
We have operations in over 35 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up more than 90% of revenue in fiscal 2019. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing attributable to international operations:

–	Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;

–	Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions trade and other restrictions;

–	Recessions and other economic crises in other regions, or specific foreign economies and the impact on our cost of doing business in those countries;

–	General changes in social, economic and geopolitical conditions;

–	Complexity and corruption risks of using foreign representatives and consultants.

Also, changes to the regulatory environment in countries in which we do business may lead to higher custom tariffs, stricter trade policies, changes in the sanctions regime, export restrictions and other restrictions, that may have a negative impact on our sales, financial results and business model.
Political instability
Global uncertainty has remained a risk throughout fiscal 2019 and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable.

Rising geopolitical tensions or prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

The social, political and economic impacts of the changing political landscape in Europe, which includes the final outcome of Brexit negotiations remains uncertain and may lead to increased complexity in terms of regulations.

Anti-corruption laws
Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

CAE Financial Report 2019 I 41

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2019	2018
Accounts receivable	$33.9	$38.0
Contract assets	13.4	15.9
Other assets	18.7	25.3
Accounts payable and accrued liabilities	2.2	7.3
Contract liabilities	30.7	6.4
Other long-term liabilities	1.6	—

Other assets include a finance lease receivable of $6.7 million (2018 – $9.3 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, a loan receivable of $11.1 million (2018 – $8.9 million) maturing June 2026 and carrying a fixed interest rate of ten years Euro swap rate plus a spread of 2.50% and a long-term interest-free account receivable of $0.9 million (2018 – $7.2 million) with no repayment term. As at March 31, 2019 and 2018 there are no provisions held against the receivables from related parties.

The following table presents our transactions with joint ventures:

(amounts in millions)	2019	2018
Revenue	$65.5	$72.5
Purchases	2.4	2.6
Other income	1.4	1.5

In addition, during fiscal 2019, transactions amounting to $0.6 million (2018 – $0.8 million) were made, at normal market prices, with organizations for which some of our directors are officers.

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2019	2018
Salaries and other short-term employee benefits	$6.4	$7.0
Post-employment benefits – defined benefit plans(1)	1.9	1.8
Share-based payments	18.9	17.8
	$27.2	$26.6
 (1)Includes net interest on employee benefits obligations.

42 I CAE Financial Report 2019

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES

11.1     New and amended standards adopted
IFRS 9 - Financial Instruments
In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 incorporates all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. The new standard largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. Specifically, the new standard requires entities to account for expected credit losses when financial instruments are first recognized and requires the recognition of expected credit losses on a timelier basis.

The new hedge accounting model is more principles-based and aligns hedge accounting more closely with risk management.

IFRS 9 was adopted retrospectively, with the initial application date as of April 1, 2018. The adoption of this standard had no significant financial impact on the consolidated financial statements of CAE.

IFRS 15 - Revenue from contracts with customers
In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 was adopted effective April 1, 2018. We have elected to implement the standard using the full retrospective method, which requires the restatement of our 2018 results and an opening adjustment to equity as at April 1, 2017. We have also elected to use the following practical expedients:

–	No restatement for contracts that were completed as at, or prior to April 1, 2017;

–
Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 when identifying the satisfied and unsatisfied performance obligations and when determining the transaction prices to be allocated thereto; and

–	For all periods presented prior to April 1, 2018, the amount of the transaction price allocated to the remaining performance obligations or expected depletion of that amount will not be disclosed.

We have reviewed our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. The adoption of the new standard had the following impacts:

–
Revenue recognition for certain performance obligations previously accounted for using the percentage-of-completion method no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations are recognized upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build are recognized as inventory;

–	Contracts in which we receive significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–	Identification of performance obligations for certain multiple-element arrangements is changed;

–
We previously presented contract assets and liabilities related to construction contracts in the contracts in progress accounts, while balances related to the sale of goods and services were presented in accrued receivables and deferred revenue. All contract balances, on a contract-by-contract basis, are now presented in contract assets or contract liabilities.

CAE Financial Report 2019 I 43

Management’s Discussion and Analysis

The cumulative effect of the impacts of adopting IFRS 15 are presented in the tables below:

Reconciliation of financial position

	April 1, 2017			March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
(amounts in millions)	reported	Adjustments	As restated	reported	Adjustments	As restated
Assets
Cash and cash equivalents	$504.7	$—	$504.7	$611.5	$—	$611.5
Accounts receivable	548.4	(98.3)	450.1	568.4	(116.4)	452.0
Contracts in progress: assets	337.5	(337.5)	—	401.6	(401.6)	—
Contract assets	—	348.5	348.5	—	439.7	439.7
Inventories	416.3	132.7	549.0	375.3	140.8	516.1
Prepayments	63.8	—	63.8	50.0	—	50.0
Income taxes recoverable	25.6	—	25.6	40.7	—	40.7
Derivative financial assets	23.4	—	23.4	13.3	—	13.3
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Property, plant and equipment	1,582.6	—	1,582.6	1,803.9	—	1,803.9
Intangible assets	944.0	—	944.0	1,055.6	—	1,055.6
Investment in equity
accounted investees	378.4	(2.6)	375.8	244.5	(1.8)	242.7
Deferred tax assets	42.8	0.1	42.9	60.9	0.3	61.2
Derivative financial assets	16.0	—	16.0	11.5	—	11.5
Other assets	471.3	—	471.3	482.0	—	482.0
Total assets	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

Liabilities and equity
Accounts payable and
accrued liabilities	$695.2	$(9.1)	$686.1	$669.6	$(2.7)	$666.9
Provisions	43.2	—	43.2	32.1	—	32.1
Income taxes payable	9.6	—	9.6	15.3	—	15.3
Deferred revenue	266.6	(255.2)	11.4	371.5	(361.5)	10.0
Contracts in progress: liabilities	191.9	(191.9)	—	161.8	(161.8)	—
Contract liabilities	—	593.4	593.4	—	679.5	679.5
Current portion of
long-term debt	51.9	—	51.9	52.2	—	52.2
Derivative financial liabilities	15.5	—	15.5	18.1	—	18.1
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Provisions	39.1	—	39.1	39.5	—	39.5
Long-term debt	1,203.5	—	1,203.5	1,208.7	—	1,208.7
Royalty obligations	138.5	—	138.5	140.8	—	140.8
Employee benefits obligations	157.7	—	157.7	200.6	—	200.6
Deferred gains
and other liabilities	217.8	—	217.8	229.9	—	229.9
Deferred tax liabilities	238.6	(25.6)	213.0	208.1	(23.4)	184.7
Derivative financial liabilities	4.7	—	4.7	4.4	—	4.4
Total liabilities	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Equity
Share capital	$615.4	$—	$615.4	$633.2	$—	$633.2
Contributed surplus	19.4	—	19.4	21.3	—	21.3
Accumulated other
comprehensive income	193.7	(2.6)	191.1	262.3	(2.0)	260.3
Retained earnings	1,192.3	(66.1)	1,126.2	1,381.4	(67.1)	1,314.3
Equity attributable to equity
holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
Total equity	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5
Total liabilities and equity	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

44 I CAE Financial Report 2019

Management’s Discussion and Analysis

Reconciliation of net income

		Three months ended March 31, 2018			Year ended March 31, 2018
	As previously		IFRS 15		As previously	IFRS 15
	reported	reported	Adjustments	As restated	reported	Adjustments	As restated
Revenue		$780.7	$(59.8)	$720.9	$2,830.0	$(6.5)	$2,823.5
Cost of sales		520.2	(36.3)	483.9	1,953.1	(7.5)	1,945.6
Gross profit		$260.5	$(23.5)	$237.0	$876.9	$1.0	$877.9
Research and development
expenses		22.8	—	22.8	114.9	—	114.9
Selling, general and
administrative expenses		112.3	—	112.3	380.8	—	380.8
Other gains – net		(4.3)	—	(4.3)	(37.4)	—	(37.4)
After tax share in profit of equity
accounted investees		(11.4)	0.1	(11.3)	(42.4)	(0.8)	(43.2)
Operating profit		$141.1	$(23.6)	$117.5	$461.0	$1.8	$462.8
Finance expense – net		24.0	0.2	24.2	76.2	1.0	77.2
Earnings before income taxes		$117.1	$(23.8)	$93.3	$384.8	$0.8	$385.6
Income tax expense		13.7	(6.0)	7.7	29.1	1.8	30.9
Net income		$103.4	$(17.8)	$85.6	$355.7	$(1.0)	$354.7
Attributable to:
Equity holders of the Company		$100.1	$(17.8)	$82.3	$347.0	$(1.0)	$346.0
Non-controlling interests		3.3	—	3.3	8.7	—	8.7
Earnings per share attributable to
equity holders of the Company
Basic		$0.37	$(0.06)	$0.31	$1.29	$—	$1.29
Diluted		$0.37	$(0.06)	$0.31	$1.29	$(0.01)	$1.28

While the timing of contract revenue and profit recognition is impacted, there are no changes to cash flows.

11.2     New and amended standards not yet adopted
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease liability for substantially all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

IFRS 16 will be effective for the fiscal period beginning on April 1, 2019 for CAE.

We have elected to apply IFRS 16 using the modified retrospective approach. Under this approach, the comparative information will not be restated and the cumulative effect of initially applying IFRS 16 will be recognized in equity at the date of initial application, on April 1, 2019.

We expect to apply the following transitional practical expedients:

–	Maintain previous assessment of whether a contract is, or contains, a lease at the date of initial application;

–	Use of hindsight when evaluating the lease term if a contract contains options to extend or terminate the lease;

–	Recognize short-term leases and leases of low value assets as a lease expense on a straight-line basis, consistent with current IAS 17 accounting;

–	Account for leases for which the remaining lease term ends within 12 months of the effective date as a short-term lease;

–	Adjust the right-of-use asset by the amount of the previously assessed IAS 37 onerous contract provision as an alternative to an impairment review;

–	Exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application.

We expect to recognize new right-of-use assets and lease liabilities of approximately $230 million and $260 million, respectively. The change to the recognition, measurement and presentation requirements from the adoption of this standard will result in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. We continue to assess the impact of adoption on deferred tax balances.

You will find more details in Note 26 of our consolidated financial statements on the Company's future minimum lease payments under operating leases as at March 31, 2019.

CAE Financial Report 2019 I 45

Management’s Discussion and Analysis

11.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.
Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 of our consolidated financial statements for further details regarding assumptions used.

Revenue recognition
Combining contracts
We use judgement to determine if multiple contracts with the same customer should be combined by evaluating if the contracts were negotiated as a single commercial package, if the consideration in one contract depends on the other contract or if the goods and services are a single performance obligation.

Determining the transaction price
We are required to estimate the amount of variable consideration to be included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not subsequently occur. The amount of variable consideration is estimated using either the expected value method or the most likely amount depending on which method best predicts the amount we will be entitled to receive.

Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we are required to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

46 I CAE Financial Report 2019

Management’s Discussion and Analysis

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 6% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2019 by approximately $3.5 million (2018 − $4.0 million).

Share-based payments
We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Leases
The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of our arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in our live training operations, management has concluded that the undiscounted lease rental payments associated with the lease convention to these aircraft should be accounted for as an off‑balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

CAE Financial Report 2019 I 47

Management’s Discussion and Analysis

12.   CONTROLS AND PROCEDURES
The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators, certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2019. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2019.

12.2   Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2019, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.
14.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

48 I CAE Financial Report 2019

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the years 2017 through to 2019.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2019
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Earnings per share before specific items	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72
Fiscal 2018
Revenue	$656.2	618.2	828.2	720.9	2,823.5
Net income	$61.2	62.1	145.8	85.6	354.7
Equity holders of the Company	$59.6	60.3	143.8	82.3	346.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic EPS attributable to equity holders of the Company	$0.22	0.22	0.54	0.31	1.29
Diluted EPS attributable to equity holders of the Company	$0.22	0.22	0.53	0.31	1.28
Earnings per share before specific items	$0.22	0.20	0.38	0.31	1.11
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70
Fiscal 2017(1)
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$—	—	—	—	—
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$—	—	—	—	—
Earnings per share before specific items	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71

(1) Figures have not been restated to reflect the adoption of IFRS 15. Refer to Changes in accounting policies for further details.

CAE Financial Report 2019 I 49

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2019	Q4-2018	FY2019	FY2018	FY2017(1)
Civil Aviation Training Solutions
Revenue	$593.4	$395.3	$1,875.8	$1,625.3	$1,556.9
Segment operating income	115.5	74.5	344.3	330.1	273.2
Operating margins (%)	19.5	18.8	18.4	20.3	17.5
Defence and Security
Revenue	$387.9	$290.5	$1,306.7	$1,083.0	$1,036.9
Segment operating income	50.7	36.3	131.5	123.9	120.4
Operating margins (%)	13.1	12.5	10.1	11.4	11.6
Healthcare
Revenue	$40.7	$35.1	$121.6	$115.2	$110.7
Segment operating income	4.2	6.7	4.8	8.8	6.6
Operating margins (%)	10.3	19.1	3.9	7.6	6.0
Total
Revenue	$1,022.0	$720.9	$3,304.1	$2,823.5	$2,704.5
Segment operating income	170.4	117.5	480.6	462.8	400.2
Operating margins (%)	16.7	16.3	14.5	16.4	14.8
Restructuring, integration and acquisition costs	$—	$—	$—	$—	$(35.5)
Operating profit	$170.4	$117.5	$480.6	$462.8	$364.7

Selected annual information for the past five years

(amounts in millions, except per share amounts and exchange rates)	2019	2018	2017(1)	2016(1)	2015(1)
Revenue	$3,304.1	$2,823.5	$2,704.5	$2,512.6	$2,246.3
Net income	340.1	354.7	256.6	230.3	204.7
Equity holders of the Company
Continuing operations	330.0	346.0	252.0	239.3	201.2
Discontinued operations	—	—	(0.5)	(9.6)	0.6
Non-controlling interests	10.1	8.7	5.1	0.6	2.9
Average exchange rate, U.S. dollar to Canadian dollar	1.31	1.28	1.31	1.31	1.14
Average exchange rate, Euro to Canadian dollar	1.52	1.50	1.44	1.45	1.44
Average exchange rate, British pound to Canadian dollar	1.72	1.70	1.71	1.98	1.83
Financial position:
Total assets	$7,165.5	$5,780.2	$5,354.8	$4,996.7	$4,656.9
Total non-current financial liabilities(2)	2,242.8	1,380.6	1,370.8	1,318.6	1,427.3
Total net debt	1,882.2	649.4	750.7	787.3	949.6
Per share:
Basic EPS attributable to equity holders of the Company
Continuing operations	$1.24	$1.29	$0.94	$0.89	$0.76
Discontinued operations	—	—	—	(0.04)	—
Diluted EPS attributable to equity holders of the Company
Continuing operations	1.23	1.28	0.93	0.89	0.76
Discontinued operations	—	—	—	(0.04)	—
Earnings per share before specific items	1.25	1.11	1.03	0.86	0.76
Dividends declared	0.39	0.35	0.315	0.295	0.27

(1) Figures have not been restated to reflect the adoption of IFRS 15. Refer to Changes in accounting policies for further details.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

50 I CAE Financial Report 2019